SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ___________) *

Recursion Pharmaceuticals, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001

(Title of Class of Securities)

75629V104

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☐      Rule 13d-1(c)

☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 17 Pages

Exhibit Index Contained on Page 15

CUSIP NO. 75629V104	13G	Page 2 of 17

1	NAME OF REPORTING PERSON Data Collective IV, L.P. (“DCVC IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,941,120 shares, except that Data Collective IV GP, LLC (“DCVC IV GP”), the general partner of DCVC IV, may be deemed to have sole voting power with respect to such shares, and Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”), the managing members of DCVC IV GP, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
5,941,120 shares, except that DCVC IV GP, the general partner of DCVC IV, may be deemed to have sole voting power with respect to such shares, and Bogue and Ocko, the managing members of DCVC IV GP, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,941,120
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.7%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 75629V104	13G	Page 3 of 17

1	NAME OF REPORTING PERSON Data Collective IV GP, LLC (“DCVC IV GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,941,120 shares, all of which are held by Data Collective IV, L.P. (“DCVC IV”), for whom DCVC IV GP serves as general partner, except that Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”), the managing members of DCVC IV GP, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
5,941,120 shares, all of which are held by DCVC IV, for whom DCVC IV GP serves as general partner, except that Bogue and Ocko, the managing members of DCVC IV GP, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,941,120
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.7%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 75629V104	13G	Page 4 of 17

1	NAME OF REPORTING PERSON DCVC V, L.P. (“DCVC V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,726,963 shares, except that DCVC V GP, LLC (“DCVC V GP”), the general partner of DCVC V, may be deemed to have sole voting power with respect to such shares, and Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”), the managing members of DCVC V GP, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,726,963 shares, except that DCVC V GP, the general partner of DCVC V, may be deemed to have sole voting power with respect to such shares, and Bogue and Ocko, the managing members of DCVC V GP, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,726,963
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.3%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 75629V104	13G	Page 5 of 17

1	NAME OF REPORTING PERSON DCVC V GP, LLC (“DCVC V GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,726,963 shares, all of which are held by DCVC V, L.P. (“DCVC V”), for whom DCVC V GP serves as general partner, except that Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”), the managing members of DCVC V GP, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,726,963 shares, all of which are held by DCVC V, for whom DCVC V GP serves as general partner, except that Bogue and Ocko, the managing members of DCVC V GP, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,726,963
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.3%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 75629V104	13G	Page 6 of 17

1	NAME OF REPORTING PERSON DCVC Opportunity Fund II, L.P. (“DCVC OF II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,951,141 shares, except that DCVC Opportunity Fund II GP, LLC (“DCVC OF II GP”), the general partner of DCVC OF II, may be deemed to have sole voting power with respect to such shares, and Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”), the managing members of DCVC OF II GP, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,951,141 shares, except that DCVC OF II GP, the general partner of DCVC OF II, may be deemed to have sole voting power with respect to such shares, and Bogue and Ocko, the managing members of DCVC OF II GP, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,951,141
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.5%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 75629V104	13G	Page 7 of 17

1	NAME OF REPORTING PERSON DCVC Opportunity Fund II GP, LLC (“DCVC OF II GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,951,141 shares, all of which are held by DCVC Opportunity Fund II, L.P. (“DCVC OF II”), for whom DCVC OF II GP serves as general partner, except that Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”), the managing members of DCVC OF II GP, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,951,141 shares, all of which are held by DCVC OF II, for whom DCVC OF II GP serves as general partner, except that Bogue and Ocko, the managing members of DCVC OF II GP, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,951,141
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.5%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 75629V104	13G	Page 8 of 17

1	NAME OF REPORTING PERSON Zachary Bogue (“Bogue”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		13,619,224 shares, of which (a) 5,941,120 are held by Data Collective IV, L.P. (“DCVC IV”), (b) 3,726,963 are held by DCVC V, L.P. (“DCVC V”) and (c) 3,951,141 are held by DCVC Opportunity Fund II, L.P. (“DCVC OF II”). Bogue is (i) a managing member of Data Collective IV GP, LLC (“DCVC IV GP”), the general partner of DCVC IV, (ii) a managing member of DCVC V GP, LLC (“DCVC V GP”), the general partner of DCVC V, and (iii) a managing member of DCVC Opportunity Fund II GP, LLC (“DCVC OF II GP”), the general partner of DCVC OF II, and may be deemed to have shared voting power with respect to such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		13,619,224 shares, of which (a) 5,941,120 are held by DCVC IV, (b) 3,726,963 are held by DCVC V and (c) 3,951,141 are held by DCVC OF II. Bogue is (i) a managing member of DCVC IV GP, the general partner of DCVC IV, (ii) a managing member of DCVC V GP, the general partner of DCVC V, and (iii) a managing member of DCVC OF II GP, the general partner of DCVC OF II, and may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	13,619,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.5%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 75629V104	13G	Page 9 of 17

1	NAME OF REPORTING PERSON Matthew Ocko (“Ocko”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		13,619,224 shares, of which (a) 5,941,120 are held by Data Collective IV, L.P. (“DCVC IV”), (b) 3,726,963 are held by DCVC V, L.P. (“DCVC V”) and (c) 3,951,141 are held by DCVC Opportunity Fund II, L.P. (“DCVC OF II”). Ocko is (i) a managing member of Data Collective IV GP, LLC (“DCVC IV GP”), the general partner of DCVC IV, (ii) a managing member of DCVC V GP, LLC (“DCVC V GP”), the general partner of DCVC V, and (iii) a managing member of DCVC Opportunity Fund II GP, LLC (“DCVC OF II GP”), the general partner of DCVC OF II, and may be deemed to have shared voting power with respect to such shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		13,619,224 shares, of which (a) 5,941,120 are held by DCVC IV, (b) 3,726,963 are held by DCVC V and (c) 3,951,141 are held by DCVC OF II. Ocko is (i) a managing member of DCVC IV GP, the general partner of DCVC IV, (ii) a managing member of DCVC V GP, the general partner of DCVC V, and (iii) a managing member of DCVC OF II GP, the general partner of DCVC OF II, and may be deemed to have shared dispositive power with respect to such shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	13,619,224
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	8.5%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 75629V104	13G	Page 10 of 17

ITEM 1(A).	NAME OF ISSUER

Recursion Pharmaceuticals, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

41 S Rio Grande Street

Salt Lake City, UT 84101

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Data Collective IV, L.P., a Delaware limited partnership (“DCVC IV”), Data Collective IV GP, LLC, a Delaware limited liability company (“DCVC IV GP”), DCVC V, L.P., a Delaware limited partnership (“DCVC V”), DCVC V GP, LLC, a Delaware limited liability company (“DCVC V GP”), DCVC Opportunity Fund II, L.P., a Delaware limited partnership (“DCVC OF II”), DCVC Opportunity Fund II GP, LLC, a Delaware limited liability company (“DCVC OF II GP”), Zachary Bogue (“Bogue”) and Matthew Ocko (“Ocko”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

DCVC IV GP is the general partner of DCVC IV, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC IV. Bogue and Ocko are managing members of DCVC IV GP and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC IV.

DCVC V GP is the general partner of DCVC V, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC V. Bogue and Ocko are managing members of DCVC V GP and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC V.

DCVC OF II GP is the general partner of DCVC OF II, and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC OF II. Bogue and Ocko are managing members of DCVC OF II GP and may be deemed to have indirect beneficial ownership of shares of the issuer directly owned by DCVC OF II.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

270 University Avenue
Palo Alto, CA 94301

ITEM 2(C).	CITIZENSHIP

DCVC IV, DCVC V and DCVC OF II are Delaware limited partnerships. DCVC IV GP, DCVC V GP and DCVC OF II GP are Delaware limited liability companies. Bogue and Ocko are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock, par value $0.00001
CUSIP # 75629V104

ITEM 3.	Not Applicable.

CUSIP NO. 75629V104	13G	Page 11 of 17

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of DCVC IV, DCVC V and DCVC OF II, and the limited liability company agreements of DCVC IV GP, DCVC V GP and DCVC OF II GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

CUSIP NO. 75629V104	13G	Page 12 of 17

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 75629V104	13G	Page 13 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Data Collective IV, L.P.

By: Data Collective IV GP, LLC, its General Partner

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

Data Collective IV GP, LLC

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

DCVC V, L.P.

By: DCVC V GP, LLC, its General Partner

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

DCVC V GP, LLC

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

DCVC Opportunity Fund II, L.P.

By: DCVC Opportunity Fund II GP, LLC, its General Partner

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

DCVC Opportunity Fund II GP, LLC

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

CUSIP NO. 75629V104	13G	Page 14 of 17

Matthew Ocko

By:	/s/ Matthew Ocko
Name:	Matthew Ocko

Zachary Bogue

By:	/s/ Zachary Bogue
Name:	Zachary Bogue

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 75629V104	13G	Page 15 of 17

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	16

CUSIP NO. 75629V104	13G	Page 16 of 17

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Recursion Pharmaceuticals, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 14, 2022

Data Collective IV, L.P.

By: Data Collective IV GP, LLC, its General Partner

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

Data Collective IV GP, LLC

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

DCVC V, L.P.

By: DCVC V GP, LLC, its General Partner

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

DCVC V GP, LLC

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

CUSIP NO. 75629V104	13G	Page 17 of 17

DCVC Opportunity Fund II, L.P.

By: DCVC Opportunity Fund II GP, LLC, its General Partner

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

DCVC Opportunity Fund II GP, LLC

By:	/s/ Zachary Bogue
Name:	Zachary Bogue
Title:	Managing Member

Matthew Ocko

By:	/s/ Matthew Ocko
Name:	Matthew Ocko

Zachary Bogue

By:	/s/ Zachary Bogue
Name:	Zachary Bogue